

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2012

Via E-mail
Mr. Mark Smith
Chief Financial Officer
Gevo, Inc.
345 Inverness Drive South, Building C, Suite 310
Englewood, CO 80112

> **Re: Gevo, Inc.**
> **Form 10-K**
> **Filed February 25, 2012**
> **File No. 1-35073**

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K filed February 25, 2012

1. Nature of Business and Significant Accounting Policies, page 89

1. The existing language in the audit report explanatory paragraph is confusing in that it suggests there is a material uncertainty about your ability to continue as a going concern. However, the paragraph lacks the specific language required by paragraph .12 of AU Section 341. Consequently, it is not clear whether the auditor has in fact concluded that a material going concern uncertainty exists. Please have your auditors revise the language in future filings to evidence clear compliance with AU Section 341.

2. On page 90 you state that "Substantially all ethanol sold through Agri-Energy from the date of acquisition through December 31, 2011 was sold to C&N Ethanol Marketing ("C&N")." However, you later state that accounts receivable from C&N made up only

58% of your total accounts receivable balance at that date. In future filings, please explain the apparent disparity.

3. Property, Plant and Equipment, page 96

3. We note that the biggest portion of your gross property, plant and equipment is comprised of buildings, site improvements, plant machinery and equipment of $20.4 million in the aggregate. Please revise future filings to break this group out into more meaningful amounts, i.e., provide a separate line item for buildings, one for site improvements, and one for plant machinery and equipment. Disclose estimated useful lives by those groupings as well.

17. Commitments and Contingencies, page 113

4. You state with regard to the Butamax lawsuit that "Due to the very early stage of this lawsuit, the Company has determined that the possible loss or range of loss related to this lawsuit cannot be reasonably estimated at this time." In your future annual and quarterly filings, please disclose in MD&A the extent to which this litigation may impact your current and proposed operations. Address the potential impact of the corresponding legal expenses on your liquidity. Also, describe the potential impact of unfavorable judgments, both on an individual and on an aggregate basis. In this regard, please note the guidance in Section 501.02 of the Financial Reporting Codification.

Form 8-K filed September 24, 2012

5. We note herein your disclosure that you will not achieve your "desired year-end run rate" on isobutanol production levels and that, as a result, you are making a temporary shift to ethanol production. In future filings in MD&A, beginning with your September 30, 2012 Form 10-Q, please address the requirements of Item 303(a)(i) and (ii) of Regulation S-K. In this regard, at a minimum, we would expect disclosure of the following:
   - Quantify the volume of isobutanol actually sold and shipped;
   - Quantify at what price(s) such isobutanol was sold;
   - Quantify the gross profit or gross loss generated from the sale of isobutanol; and
   - Quantify the volume and price of future isobutanol sales that would be required for you to break-even.

   Further, you should, for each period presented:
   - Quantify the volume of ethanol actually sold and shipped;
   - Quantify at what price(s) you have sold ethanol;
   - Explain material variances in volume and price; and
   - Quantify the volume-price mix that would achieve break-even if you sold only ethanol.

   Finally, disclose in MD&A in future filings the specific event(s) that occurred during the quarter ended September 30, 2012 to cause you to shift production from isobutanol to ethanol. Address the extent to which the change was due to changes in market prices, changes in expected demand, manufacturing problems, the Butamax litigation, etc. We note from the press release for the second quarter only that you have decided to implement "adjustments" to "optimize certain specific parts of our technology to further enhance bio-isobutanol production rates." Refer to Section 501.12.b.3 of the Financial Reporting Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief